EXHIBIT 12.1

GLOBAL NET LEASE, INC.
CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Global Net Lease, Inc.’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges for the five years ended December 31, 2017 were as follows:

	Year Ended December 31,
(Dollars in Thousands)	2017	2016	2015	2014	2013
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries	$26,726	$51,999	$3,874	$(55,025)	$(6,989)
Add: Interest expense	43,203	32,860	26,826	11,597	720
Amortization of deferred financing costs	4,420	6,698	8,527	3,753	250
Amortization of mortgage premium (discount), net and mezzanine discount	827	(437)	(489)	(498)	(1)
Earnings	$75,176	$91,120	$38,738	$(40,173)	$(6,020)

Fixed Charges:
Interest expense	$43,203	$32,860	$26,826	$11,597	$720
Amortization of deferred financing costs	4,420	6,698	8,527	3,753	250
Amortization of mortgage premium (discount), net and mezzanine discount	827	(437)	(489)	(498)	(1)
Fixed Charges	$48,450	$39,121	$34,864	$14,852	$969

Preferred distributions	383	—	—	—	—

Combined fixed charges	$48,833	$39,121	$34,864	$14,852	$969

Ratio of earnings to fixed charges	1.55	2.33	1.11	(2.70)	(6.21)

Ratio of earnings to combined fixed charges	1.54	2.33	1.11	(2.70)	(6.21)